UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Learning Tree International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
522015 106
(CUSIP Number(s))
Steven R. Berger, Esq. Vedder Price P.C. 1633 Broadway, 31st Floor New York, New York 10019 (212) 407-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Kevin Ross Gruneich Legacy Trust I.R.S. Identification No.: 44-64004680

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	10,495,332

	8.	Shared Voting Power:	—

	9.	Sole Dispositive Power:	10,495,332

	10.	Shared Dispositive Power:	—

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,495,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 64.7%

14.	Type of Reporting Person (See Instructions):
OO

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donna Gruneich

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	10,638,147

	8.	Shared Voting Power:	36,900

	9.	Sole Dispositive Power:	10,638,147

	10.	Shared Dispositive Power:	36,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,675,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.5%

14.	Type of Reporting Person (See Instructions):
IN

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kevin Gruneich

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	36,900

	8.	Shared Voting Power:	10,638,147

	9.	Sole Dispositive Power:	36,900

	10.	Shared Dispositive Power:	10,638,147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,675,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.5%

14.	Type of Reporting Person (See Instructions):
IN

Explanatory Note
This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons named herein and amends and supplements the original Schedule 13D of the Reporting Persons filed on June 28, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 3, 2018.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D, as amended.  Except as further amended hereby, the information set forth in the Original Schedule 13D, as amended, remains unchanged.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
On December 20, 2018, management of the Issuer, pursuant to authorization of the Board of Directors of the Issuer (the “Board”), announced a plan for the Issuer to voluntarily terminate the registration of its Common Stock and suspend its public reporting obligations under the Securities Exchange Act of 1934, as amended.  Other than as set forth above, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended as follows:
(a)-(b)
The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.  The percent of class reported as beneficially owned on the cover pages of this Statement is based on 13,224,349 shares of Common Stock outstanding as of August 1, 2018 as reported by the Issuer in its Form 10-Q for the quarterly period ended June 29, 2018 and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Of the 10,495,332 shares reported as beneficially owned by the Trust, 3,000,000 shares represent shares that the Trust has a right to acquire within 60 days of the date of this Statement pursuant to the Note described in Item 6 of the Original Schedule 13D.
Of the aggregate 10,675,047 shares reported as beneficially owned by each of Donna Gruneich and Kevin Gruneich, (i) 142,815 shares are held in the Kevin Ross Gruneich Revocable Trust, for which Donna Gruneich serves as trustee, (ii) 36,900 shares are held by the Kevin & Donna Gruneich Foundation, for which Kevin Gruneich serves as President, and (iii) 3,000,000 shares represent shares that the Trust has a right to acquire within 60 days of the date of this Statement pursuant to the Note described in Item 6 of the Original Schedule 13D.
(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 7. Material to Be Filed as Exhibits
Exhibit Description
99.1	Joint Filing Agreement dated as of June 29, 2018 among the Reporting Persons (incorporated by reference to Exhibit 99.3 of the Reporting Person’s Schedule 13D filed on July 2, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2018	The Kevin Ross Gruneich Legacy Trust By: /s/Donna Gruneich Donna Gruneich, Trustee
/s/Donna Gruneich Donna Gruneich
/s/Kevin Gruneich Kevin Gruneich